

July 10, 2014

Via E-mail
Douglas K. Thede
Senior Executive Vice President & Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, Virginia 22182

> **Re:** **MicroStrategy Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your letter dated June 26, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 20, 2014.

Consolidated Statements of Operations, page 73

1. We note your response to prior comment 1. As subscription services are service contracts, classification as service revenue would be appropriate in accordance with Rule 5-03 (b)(1) of Regulation S-X. Please confirm that if subscription revenue becomes greater than 10% of total revenue it will be properly classified as service revenue. Alternatively, you may disclose subscription revenue on its own line.

Douglas K. Thede
MicroStrategy Incorporated
July 10, 2014
Page 2

   You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

            Sincerely,

            /s/ Patrick Gilmore

            Patrick Gilmore
            Accounting Branch Chief